MAIL STOP 3561

      December 22, 2005

Mr. Matty Karp, Chairman
Israel Growth Partners Acquisition Corp.
Ziv Towers, Building D
24 Raoul Wallenberg St.
Tel-Aviv 69719
Israel

Re:	Israel Growth Partners Acquisition Corp.
		Amendment No. 1 to Registration Statement on Form S-1
      Filed November 16, 2005
		File No. 333-128355

Dear Mr. Karp:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments.

General
1. We refer to prior comment 12 in our letter dated October 21, 2005.
We continue to believe that much of the disclosure in the Summary section and much of the disclosure in the Business section regarding
Israel concerns technology related fields. Given the current disclosure and management`s broad based experience in the technology sector both within and outside of Israel, investors might easily assume you intend to target companies in the technology fields. To the extent this is not the case, expand the disclosure to encompass the other material aspects of the Israeli economy and infrastructure that make Israel an attractive operating environment in which to find a target. Otherwise, clarify your intent to locate a target in the technology, or related, industry.


Risk Factors, page 10
2. We note your response to comment 21. Revise risk factor 6 to address the number and value of similar blank check companies that have filed with the Commission and have not completed their initial public offering.

3. We reissue prior comment 25 in our letter dated October 21, 2005.
Specifically disclose the contractual and fiduciary obligations that
Lior Samuleson has to Mercator.
4. We note your response to comment 29. We continue to believe that risk factors 14 and 33 are generic risk factors. Please remove such risk factors and address those issues later in the prospectus.
5. Revise the subheading to risk factor 37 to reflect the risk being addressed.


Management, page 49
6. We reissue prior comment 44 in our letter dated October 21, 2005.
Please discuss the business of Mercator Capital LLC under Mr. Silberg`s business description. In this regard, we note your response that Mr. Silberg is not affiliated with Mercator Capital LLC. We note, however, that Mr. Silberg is listed as a managing director of Mercator Capital on that entity`s website.


Certain Transactions, page 55
7. Based on Mr. Silberg`s role as a managing director of Mercator Capital LLC, we reissue prior comment 46 in our letter dated October
21, 2005. We note that Mr. Silberg, an executive officer and director of the company, is also an affiliate of Mercator Capital and that Mercator Capital provides general and administrative services to
Mercator. We also note that Mercator Capital was an initial shareholder of Mercator. We therefore believe that Mercator Capital is an affiliate of Mercator. We further note that Mercator Research, an entity that provides general and administrative services to the company, also provides research and other services to Mercator Capital and that Mercator Research and Mercator Capital both are affiliated with Mr. Silberg. We therefore believe that Mercator Research and Mercator Capital are affiliates of each other.
We request that these related transactions, affiliations and overlapping relationships be clarified and highlighted throughout the prospectus. In doing so, we request that you disclose the exact nature and value of the services rendered by Mercator Capital to Mercator. We also request that you disclose the exact nature and value of the research and other services rendered by Mercator Research to Mercator Capital and that you disclose whether these services were rendered for the benefit of Mercator. Please also advise whether the research provided or the services rendered by Mercator Research are the same services to be provided to the company.
Given these relationships, we further request that you provide us with a supplemental analysis addressing whether Mercator and the company are affiliated and the potential conflicts this creates as you both search for target businesses. We also ask that you affirmatively disclose whether any prior, current or ongoing target information or industry research might in any way be provided to the company by Mercator, its affiliates, Mercator Capital, or Mercator Research. We may have further comment.


Underwriting, page 62
8. We note various fees payable to Graubard Miller ("GM") in the underwriting agreement, e.g., section 3.13.1. Supplementally advise us whether such payments to underwriter`s counsel are typical in these arrangements and whether such payments should be referenced in the prospectus as amounts due in addition to the underwriter`s non-accountable expense. We also note that Graubard Miller has been paid a retainer to advise the company on certain Blue Sky related matters.
This would appear to implicate the disclosure requirements of Item 509 of Regulation S-K.


Financial Statements

Notes to Financial Statements

Note 7 - Warrants and Option to Purchase Common Stock, F-9
9. We reviewed your disclosure in response to our prior comment
56;
noting equity classification of the warrants in accordance with EITF
00-19 based on the physical settlement provisions of the warrants. Considering the terms of the warrant agreement require the warrants to be settled in registered shares and registration of the underlying shares is not in the control of the company, it appears the warrants should be initially recorded as a liability at fair value (refer to paragraph 14 of EITF 00-19). Further, at each balance sheet date presented, this liability should be measured at fair value, with changes in fair value reported in earnings and disclosed accordingly
(refer to paragraph 9 of EITF 00-19). Please revise or advise. Please also provide us with your assumptions in determining the fair value of this liability at each balance sheet date presented.





Part II

Exhibits
10. Please revise your legality opinion to indicate that the opinion opines upon Delaware law including the statutory provisions, all applicable provisions of the Delaware constitution and all reported judicial decisions interpreting those laws.


Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 551-3389 with any other questions.

      Sincerely,



      John Reynolds
      Assistant Director


cc:	Robert J. Mittman
	Fax: (212) 885-5001

	David Miller
	Graubard Miller
	405 Lexington Avenue
	New York, NY 10174
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Mr. Matty Karp, Chairman
Israel Growth Partners Acquisition Corp.
December 22, 2005
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